QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, the "Schedule 14D-9"), by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode").

        The original filing on Schedule 14D-9 related to the tender offer made by MEI Investment Corp. ("MEI" or "Offeror"), a wholly owned subsidiary of Dura Automotive Systems, Inc. ("Dura"), as set forth in a Tender Offer Statement filed by Dura on Schedule TO, dated July 8, 2003 (the "Schedule TO"), to pay $23.00 net to the seller in cash, without interest thereon, for each Class B Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

  (b)    Tender Offer of the Purchaser

        Item 2(b) of the Schedule 14D-9 is amended and supplemented by adding the following:

        On August 1, 2003, Dura and MEI filed Amendment No. 2, and on August 5, 2003, Dura and MEI filed Amendment No. 3 (together, the "Amendments"). According to the Amendments, the Offer has been amended in several respects by a Supplement thereto dated August 4, 2003, including the following: the price per share to be paid under the Offer for the remaining Class B Common Shares has been increased to $50 per Class B Common Share, net to the seller in cash, without interest thereon; MEI and Dura have committed, upon completion of the Offer, to fund a special distribution of $0.35 per share to the holders of the Class A Shares (and have stated that they will support the payment to holders of Class A Shares of an additional $0.26 dividend from the Company's own funds) and have committed, upon completion of the Offer, to execute a three-year "corporate governance" agreement with Methode; certain conditions of the Offer have been waived; and the expiration date of the Offer has been extended until August 18, 2003 (as amended, the "Revised Offer").

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        Item 4 of the Schedule 14D-9 is amended and supplemented by adding the following:

  (a)    Solicitation/Recommendation

        After careful consideration, including a thorough review of the Revised Offer with the Company's independent financial and legal advisors, the Board of Directors determined to recommend that the holders of Class B Common Shares not tender their shares into the offer.

        Accordingly, the Board of Directors recommends that you reject the Revised Offer and not tender your Class B Common Shares into the Offer.

  (b)    Background of the Transaction

        According to Dura, on May 16, 2003, Dura's Chief Executive Officer and Chief Financial Officer met with a third party to gather information regarding the Company and instructed such third party to attempt to arrange a meeting with the McGinley Family Trusts, and a meeting was tentatively scheduled for June 11, 2003 but was subsequently cancelled. Mr. James McGinley (a director of the Company), has advised the Company that this is incorrect as, when he was contacted by a third party, he declined any such attempted meeting citing the agreement with the Company.

        According to Mr. James McGinley, Dura attempted to contact Mr. McGinley via telephone on July 18, 2003, July 19, 2003 and July 20, 2003.

        On July 29, 2003, at Mr. James McGinley's request, Dura's Chief Executive Officer and Chief Financial Officer met, at Dura's headquarters in Michigan, with Mr. James McGinley (who is CEO of Stratos Lightwave, Inc.), Manish C. Shah (one of the special fiduciaries of the McGinley Family Trusts and an employee of Stratos) and two other persons to discuss the possibility of establishing a strategic relationship between Stratos and Dura. However, Dura reported that during the course of the meeting, the parties discussed the Offer and the circumstances surrounding the execution of the new agreement with the Company by the McGinley Family Trusts. Mr. James McGinley has advised the Company that, despite efforts by the Stratos executives to limit the discussions to Stratos-Dura strategic business opportunities, the Dura executives expressed disappointment with the new agreement between the Company and the McGinley Family Trusts.

        On July 31, 2003, Dura sent the following letter to the Methode Board:

    Board of Directors
    Methode Electronics, Inc.
    7401 West Wilson Avenue
    Chicago, Illinois 60706
    Members of the Board:

    We were disappointed by the July 21, 2003 announcement that Methode Electronics, Inc. ("Methode") had purchased 750,000 shares of its Class B Common Stock from the McGinley Trusts (the "Trusts") and entered into a preclusive lock up agreement (the "Lock Up") with the Trusts regarding their remaining Class B Shares. These actions directly contradict Methode's stated commitment to obtain the approval of its Class A stockholders before repurchasing its Class B shares, and are inconsistent with the constructive dialogue we had with representatives of the Trusts on July 17, 2003. Moreover, these actions are draconian, preclusive steps, resulting from a flawed process, designed to prevent Dura Automotive Systems, Inc. ("Dura") from consummating a transaction that is more favorable to Methode and all of its stockholders.

    In light of the Methode Board's recent actions, we intend to amend our pending tender offer in the following manner so that it will be clearly superior for all Methode stockholders to the transaction contemplated by the Lock Up:

            1.     Dura will increase its tender offer price for all of Methode's currently outstanding Class B Common Stock to $50.00 per share (112.3% higher than the $23.55 per share price set forth in the Lock Up) and will waive the condition to its offer regarding the inapplicability of Section 203 of the General Corporation Law of the State of Delaware. Alternatively, if Methode and the Trusts wish, Dura will, subject to applicable securities laws, immediately terminate its tender offer and promptly purchase all of the Trusts' Class B shares for $50.00 per share in cash. Once that purchase is completed, Dura will agree to commence a tender offer for all remaining outstanding Class B shares at $50.00 per share, again not subject to the Section 203 condition.

            2.     Dura will agree that, after completing its purchase of Class B shares, it will fund a special dividend payable to Methode's Class A stockholders of $0.35 per share, and will instruct its representatives on the Methode Board, subject to the proper exercise of their fiduciary duties, to support an additional dividend by Methode of $0.26 per share, for a total special dividend of $0.61 per share, or over 15 times greater than the $0.04 per share dividend that Methode has agreed to pay to the Class A stockholders in connection with the proposed transaction.

            3.     Dura will further agree that, after completing its purchase of Class B shares, it will enter into a governance agreement with Methode. This agreement will provide that during its three-year term:

              (a)   Dura will vote its shares of Class B Common Stock to elect a Board of Directors of Methode that consists of a majority of independent directors (within the meaning of the proposed Nasdaq rules).

              (b)   Dura will not, without the approval of the independent directors of Methode, purchase any additional shares of Methode common stock or become part of a "group" that owns or seeks to acquire additional Methode common stock.

              (c)   Dura will not sell any of its Methode Class B Common Stock without giving Methode an appropriate right of first refusal and will support an amendment to Methode's certificate of incorporation that will provide that the special voting rights of the Class B Common Stock will automatically terminate upon any transfer to any non-affiliate of the holder thereof.

              (d)   Dura will agree not to pursue a business combination transaction with Methode without the consent of the independent directors of Methode unless it is in response to a business combination proposal by a third party.

              (e)   All business transactions between Dura and Methode will be on arm's-length terms and any material business transactions between the parties will be subject to the approval of the independent directors of Methode.

    Based on our proposal, we believe your fiduciary duties under Delaware law compel you to terminate the Lock Up and accept our proposal, which is clearly superior to the pending merger transaction in every respect:

      •
      The Class B stockholders will receive a premium of 112.3% over the Lock Up price;

      •
      Our proposal provides the opportunity for quick payment to, and certainty for, the Trusts;

      •
      Our proposal currently involves no litigation;

      •
      The Class A stockholders will receive a total dividend of up to $0.61 per share, which is over 15 times greater than the dividend to be paid by Methode;

      •
      Methode will not be required to fund any amounts over and above what would have been required to be paid in connection with the proposed merger (Methode dividend of $0.26 per share will require approximately $9.18 million; proposed merger (cash-out of remaining Class B shares) and Class A dividend will require $9.35 million);

      •
      Methode will be managed by a Board of Directors that includes a majority of independent directors; and

      •
      The governance agreement will provide Methode with stability while at the same time permitting Dura to be a valuable, strategic business partner.

    This letter is a statement of our current intentions and should not be construed as an amendment to our pending tender offer. Such an amendment will only be effected in the manner set forth in the Offer to Purchase, dated July 8, 2003.

    Please contact us by 8:00 a.m. EST on August 4, 2003, so that we can effectuate the proposal set forth in this letter. As we stated in our prior July 8, 2003 letter, we are prepared to meet with you at your earliest convenience to discuss our proposal. We are willing to execute a standard confidentiality agreement as required in the Lock Up should you require this before agreeing to meet with us. We believe that such a meeting would be in the best interests of Dura, Methode and our respective stockholders. I look forward to hearing from you.

Sincerely,
/s/ LAWRENCE A. DENTON
Chief Executive Officer

        On August 7, 2003, the Special Committee met with its financial and legal advisors, and discussed the Revised Offer.

        On August 13, 2003, the Special Committee met with its financial and legal advisors, considered the Revised Offer and determined that the Revised Offer was not fair to or in the best interests of the Company's stockholders.

        Later on August 13, 2003, the full Board met with its financial and legal advisors and considered the Revised Offer. Mr. James McGinley and Mr. Robert McGinley reiterated to the Board that the McGinley Family Trusts intended to fully comply with their Agreement with Methode. The Board (with James McGinley, Robert McGinley and Roy Van Cleave abstaining on the advice of counsel that there was a potential conflict of interest) determined that the Revised Offer was not a "Superior Proposal" within the meaning of the Agreement between the McGinley Family Trusts and the Company. The Board further resolved (with the same abstentions) to recommend that the holders of the Class B Common Shares not tender their Class B Common Shares into the Revised Offer for the reasons described below.

  (c)    Reasons for the Recommendation

General Reasons for the Board of Directors' Recommendation

        In reaching the recommendation that the Company's stockholders not tender into the Revised Offer, the Company's Board of Directors consulted with the Company's senior management and its independent legal advisors, Wachtell, Lipton, Rosen & Katz, and its independent financial advisors, Lazard, and took into account numerous factors, including but not limited to the following principal considerations:

  •
  The fact that the Special Committee, after considering the Revised Offer together with its financial and legal advisors, has determined that the Revised Offer is not fair to or in the best interests of the holders of the Company's stock, and the reasons for the Special Committee's determination set forth below under the section entitled "—Reasons for the Special Committee's Recommendation," with which the Board concurs;

  •
  The fact that the Company is party to a binding agreement between the Company and the McGinley Family Trusts (the "Existing Agreement") which, during its term, prohibits the McGinley Family Trusts, holders of the majority of the shares of Class B Common Stock, from tendering their shares of Class B Common Stock into the Revised Offer;

  •
  The Board's belief that Dura, given its express intention to try to obtain control of the Board, is not likely to waive its minimum condition that a majority of the shares of Class B Common Stock be tendered and not withdrawn and purchase shares of Class B Common Stock held by persons other than the McGinley Family Trusts (the "Minority Class B Holders"), and the fact that holders of Class B Common Stock who tender shares into the Revised Offer will lose control of their shares (while they are tendered and not withdrawn);

  •
  The Board's belief that the Existing Agreement, which was negotiated with the McGinley Family Trusts by the Special Committee acting on behalf of the Company, and which has been approved by the Special Committee as fair to the Class A stockholders of the Company, provides for a superior transaction for the Company and its stockholders for the reasons set forth below under the section entitled "—Reasons for the Board's Belief that the Existing Agreement Provides a Superior Transaction"; and

  •
  The Board's belief that the Existing Agreement is fair to the holders of the Company's Class B Common Stock for the reasons set forth below under the section entitled "—Reasons for the Board's Belief that the Existing Agreement is Fair to the Class B Stockholders."

Reasons for the Special Committee's Recommendation

        In making its determination that the Revised Offer is not fair to or in the best interests of the holders of the Company's stock, the Special Committee considered the views of the Company's senior management and consulted with its independent legal advisors, Morris, Nicholls, Arsht & Tunnel, and its independent financial advisors, TM Capital Corp., and took into account numerous factors, including but not limited to the following:

  (i)
  The opinion of TM Capital Corp. that the Revised Offer is inadequate to the Class A Stockholders;

  (ii)
  The Special Committee's belief that the Existing Agreement, which was negotiated with the McGinley Family Trusts by the Special Committee acting on behalf of the Company, and which has been approved by the Special Committee as fair to the Class A stockholders of the Company, provides for a superior transaction for the Company's stockholders taken as a whole; in reaching this view, the Special Committee was also aware of and concurred with the factors set forth below under the section entitled "—Reasons for the Board's Belief that the Existing Agreement Provides a Superior Transaction";

  (iii)
  The Special Committee's belief that the Revised Offer is not in the interests of the Class A Stockholders because the Revised Offer: (A) would result in a change in the control of the Company that the Class A stockholders have (subject to the favorable vote of the stockholders) obtained through the Existing Agreement, and this change would be effected without providing the Class A stockholders, the owners of 99% of the Company, any consideration (other than the one-time dividend described above) or any voice in the change of control; (B) would transfer control of the Company to an industry player with its own agenda and less than a 1% equity investment in the Company, which has already said it plans to use its control to benefit its own stockholders; and (C) would reverse the successful fulfillment of the Company's strategic plan, as would be implemented upon stockholders' approval of the existing agreement, to eliminate the dual-class stock structure and vest control of the Company in its owners in proportion to their investments in the Company;

  (iv)
  The fact that, under the Existing Agreement, the Company Board could evaluate a variety of strategic alternatives for the Company to maximize the value of the Company for its stockholders, and the value received through any such alternative in excess of the consideration due to the Class B stockholders under the Existing Agreement would be payable to the Class A stockholders of the Company; and

  (v)
  The Special Committee's belief, based on the advice of its financial adviser TM Capital Corp., and its own judgment that the dividend to the holders of the Company's Class A Common Shares that Dura is offering to fund, in the aggregate amount of approximately $12 million, and the limited governance protections being offered, are inadequate compensation for the change in control and inadequate protections against the likelihood that the Class A stockholders will not be able to realize the maximum control premium for their interests in the Company.

Reasons for the Board's Belief that the Existing Agreement Provides a Superior Transaction

        Among the numerous factors taken into account by the Board in reaching the conclusion that the Existing Agreement provides a transaction that is better for the Company and its stockholders than the transactions contemplated by the Revised Offer were the following:

  (i)
  The Board's familiarity with the business of the Company, its financial condition, results of operations and prospects and the nature of, the prospects for, and the Company's position in, the industry in which the Company operates;

  (ii)
  The fact that the Existing Agreement with the McGinley Family Trusts requires the Company to submit a proposal to the Company's stockholders for a merger with a subsidiary of the Company in which each share of Class B Common Stock will be exchanged for $23.55 in cash (the "Merger");

  (iii)
  The fact that the Merger contemplated by the Existing Agreement is subject to the approval of the Company's stockholders, who are free to vote for or against the Merger (except that the remaining shares of Class B Common Stock owned by the McGinley Family Trusts, which represent less than 6% of the vote required to effect the Merger, are required to vote for the Merger);

  (iv)
  The fact that, under the Existing Agreement, the Company is permitted not to proceed with the stockholder meeting to approve the Merger, and the McGinley Family Trusts may choose not to vote in favor of the Merger, if there is a bona fide unsolicited competing proposal by a third party that (a) the Board determines to be a "Superior Proposal" within the meaning of the Existing Agreement and (b) the Special Committee determines would be fair to and in the best interests of the Company's stockholders;

  (v)
  The Board's belief, based on the advice of Lazard that potential buyers would likely have interest in the Company at a substantial premium to the Revised Offer, and on the Board's own judgment, that the aggregate amount that Dura is offering to pay for control of the Company of approximately $17.4 million to the holders of the Class B Common Shares and a one-time dividend of approximately $12 million in the aggregate to the holders of the Company's Class A Common Shares is an inadequate amount to be paid for control of the Company;

  (vi)
  The fact that many of the Company's significant Class A stockholders have contacted the Company to express their disapproval of the Offer or the Revised Offer and their desire that the Company not facilitate the Offer or the Revised Offer; and

  (vii)
  The Board's belief that the Revised Offer will not result in a successful strategic alliance between the two companies or be beneficial to the Company's business.

Reasons for the Board's Belief that the Existing Agreement is Fair to the Class B Stockholders

        The reasons for the Board of Directors' belief that the transactions contemplated by the Existing Agreement are fair to the holders of the Class B Common Stock include the following:

  (i)
  The fact that the McGinley Family Trusts, who have always been (or are successors to) the controlling stockholders of the Company, have accepted the consideration provided by the

    Existing Agreement as a fair and appropriate price (including control premium) for their controlling interest;

  (ii)
  The fact that Dura had ample opportunity to revise the Dura Offer including at a meeting held with the McGinleys on the day prior to the McGinley Family Trusts entering into the Existing Agreement;

  (iii)
  The fact that the Class B stockholders other than the McGinley Family Trusts are minority Class B stockholders, and as such, the Board believes, have no inherent right or expectation of a control premium;

  (iv)
  The fact that, under the Existing Agreement, the minority Class B stockholders will receive greater consideration per share than the controlling McGinley Family Trusts, and a significant premium over the historical trading values of the shares and the value of the Class A shares;

  (v)
  The fact that any public Class B stockholder who is dissatisfied with the consideration he is to receive in the Merger may avail himself of the statutory remedy of appraisal rights under Delaware law (a remedy not available under Dura's Revised Offer).

        ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF THE COMPANY'S CLASS B COMMON STOCK REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

        The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Company Board did not find it practicable to provide specific assessments of, quantify, or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Revised Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Company Board may have given differing weights to different factors. The Company Board received the advice of Lazard and the Company's outside legal advisors, who were retained to advise the Company Board.

        In reaching the recommendation that the Company's stockholders not tender into the Revised Offer, the Board also took into account the following considerations in favor of the Revised Offer, but these were unable to outweigh the considerations described above that caused the Board to recommend that stockholders reject the Revised Offer:

  •
  The Board noted that the Revised Offer, if it could be successfully consummated, would provide substantially more cash to the minority Class B holders than the transactions under the Existing Agreement; and

  •
  The Board noted that Dura was offering a one-time dividend (partially paid for with Company funds) to the Company's Class A stockholders, and certain governance protections for a three-year period, but the Board did not consider these to be adequate compensation or protection for permanently giving control of the Company to Dura.

  (b)    Intent to Tender

        To the best of Methode's knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of Methode's executive officers or directors currently intend to tender Class B Common Shares over which he or she has sole dispositive power to Dura.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following:

  (a)    Legal Matters

        Litigation.    On July 29, 2003, the parties to the litigation filed on September 12, 2002 entered into a stipulation and agreement of compromise, settlement and release (the "Settlement Agreement") providing for the settlement of this litigation. Pursuant to the terms of the Settlement Agreement, Defendants agreed, among other things, that: (i) the amended agreement with the McGinley Family Trusts requiring the approval of the Class A stockholders prior to making the planned tender offer by Methode was the result of this litigation and was a benefit to the Class A stockholders and to the Company and its directors in responding to the Dura Offer and with respect to the decision to enter into the Existing Agreement; and (ii) the Company, acting through its board of directors, would declare and pay a special dividend of $0.04 per Class A Common Share within 60 days following the acquisition of the balance of the Class B common shares by merger or purchase. The Settlement Agreement also provides for the dismissal of this litigation with prejudice and release of all related claims against Methode and the director defendants. The settlement as provided for in the Settlement Agreement is contingent upon, among other things, approval by the court.

ITEM 9.    EXHIBITS.

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Shareholders
(a)(2)	Press Release issued by Methode on July 21, 2003
(a)(3)	Restated Certificate of Incorporation of Methode
(a)(4)	Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode
(a)(5)	Certificate of Designation of Series A Junior Participating Preferred Stock of Methode
(a)(6)	By-laws of Methode
(a)(7)	Press Release issued by Methode on July 30, 2003
(a)(8)	Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode dated July 31, 2003
(a)(9)	Press Release issued by Methode on August 1, 2003
(a)(10)	Letter, dated August 14, 2003, to Methode Shareholders
(a)(11)	Press Release issued by Methode on August 14, 2003
(e)(1)
Agreement dated July 20, 2003 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley

(e)(2)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002
(e)(3)	Form of Agreement between William T. Jensen and Methode
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode
(e)(5)	Form of Agreement between Donald W. Duda and Methode
(e)(6)	Form of Agreement between John R. Cannon and Methode
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode
(e)(8)	Form of Agreement between James F. McQuillen and Methode
(e)(9)	Form of Agreement between Douglas A. Koman and Methode
(e)(10)	Methode Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program)
(e)(11)	Methode 2000 Stock Plan
(e)(12)	Methode 1997 Stock Plan

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 14, 2003	Methode Electronics, Inc.
	By:	/s/ Donald W. Duda Name Donald W. Duda Title President

Index of Exhibits

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(2)	Press Release issued by Methode Electronics, Inc. on July 21, 2003 (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(3)
Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(4)
Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(c) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(5)
Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(6)	By-laws of Methode Electronics, Inc. (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(7)	Press Release issued by Methode Electronics, Inc. on July 30, 2003 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(8)
Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode Electronics, Inc. dated July 31, 2003 (incorporated herein by reference to Exhibit (a)(8) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(9)	Press Release issued by Methode Electronics, Inc. on August 1, 2003 (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(10)	Letter, dated August 14, 2003, to Methode Electronics, Inc. Shareholders
(a)(11)	Press Release issued by Methode Electronics, Inc. on August 14, 2003
(e)(1)
Agreement dated July 20, 2003 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(e)(2)
Agreement dated August 19, 2002 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the Methode Electronics, Inc. Proxy Statement on Schedule 14A filed June 10, 2003)
(e)(3)	Form of Agreement between William T. Jensen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001)

(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001)
(e)(5)	Form of Agreement between Donald W. Duda and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(6)	Form of Agreement between John R. Cannon and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(8)	Form of Agreement between James F. McQuillen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(9)	Form of Agreement between Douglas A. Koman and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended July 31, 2002)
(e)(10)
Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 1994)
(e)(11)	Methode Electronics, Inc. 2000 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended October 31, 2000)
(e)(12)	Methode Electronics, Inc. 1997 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Registration Statement No. 333-49671)

QuickLinks

  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
  ITEM 9. EXHIBITS.
SIGNATURE
Index of Exhibits